UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CSI Compressco LP

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

12637A103

(CUSIP Number)

JONATHAN W. BYERS

Spartan Energy Partners LP

1735 Hughes Landing Blvd, Suite 200

The Woodlands, TX 77380

(281) 364-2279

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	Name of Reporting Person CSI Compressco Investment LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304

1	Name of Reporting Person CSI Compressco GP LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304

1	Name of Reporting Person Spartan Energy Holdco LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304

1	Name of Reporting Person Spartan Energy Partners LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 27032D304

1	Name of Reporting Person Spartan Energy Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

AMENDMENT NO. 3 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (the “Amendment”) is being filed by Spartan Energy Holdco LLC (“Spartan Holdco”), Spartan Energy Partners LP (“Spartan LP”) and Spartan Energy Partners GP LLC (“Spartan GP”) to amend and supplement the Schedule 13D that was filed on February 8, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on November 18, 2021, Amendment No. 2 to Schedule 13D filed on December 21, 2023 and this Amendment (the Original Schedule 13D as so amended, the “Schedule 13D”). Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby further amended and supplemented by adding the following:

On April 1, 2024, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated December 19, 2023, by and among CSI Compressco LP (the “Issuer”), CSI Compressco GP LLC (“Compressco GP”), Kodiak Gas Services, Inc., a Delaware corporation (“Kodiak”), Kodiak Gas Services, LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Kodiak (“Kodiak Services”), Kick Stock Merger Sub LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Kodiak (“Stock Merger Sub”), Kick GP Merger Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Kodiak Services (“GP Merger Sub”), and Kick LP Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Kodiak Services (“Unit Merger Sub”), Stock Merger Sub merged with and into the Issuer (the “Initial LP Merger” and the effective time of such merger, the “Initial Effective Time”), with the Issuer surviving the Initial LP Merger (the “Initial LP Surviving Entity”). Following the Initial LP Merger, (a) GP Merger Sub merged with and into Compressco GP (the “GP Merger”), with Compressco GP surviving the GP Merger as a direct, wholly-owned subsidiary of Kodiak Services and (b) Unit Merger Sub merged with and into the Initial LP Surviving Entity (the “Subsequent LP Merger” and, together with the Initial LP Merger, the “LP Mergers” and, together with the GP Merger, the “Mergers”), with the Initial LP Surviving Entity surviving the Subsequent LP Merger as a wholly owned subsidiary of Kodiak Services.

As a result of the Mergers, Kodiak acquired 100% of the Issuer’s outstanding equity interests. The Reporting Persons received, in consideration of each (i) common unit representing limited partnership interests in the Issuer (“Common Units”) and (ii) notional unit representing the general partner interest in the Issuer, 0.086 units in Kodiak Services and an equal number of shares of Series A Preferred Stock of Kodiak. As a result, the Reporting Persons no longer beneficially own Common Units or a general partner interest in the Issuer.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates paragraphs (a) – (e) of Item 5 of the Original Schedule 13D in their entirety as follows:

(a) – (b) As a result of the consummation of the Mergers, the Reporting Persons no longer beneficially own any securities of the Issuer nor have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment constitutes an “exit” filing for each Reporting Person.

(c) During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units.

(d) Not applicable.

(e) As of April 1, 2024, the Reporting Persons ceased to beneficially own more than 5% of the Common Units.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2024

CSI Compressco Investments LLC

By: CSI Compressco GP LLC, its sole member

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

CSI Compressco GP LLC

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

Spartan Energy Holdco LLC

By: Spartan Energy Partners LP, its sole member
By: Spartan Energy Partners GP LLC, its general partner

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

Spartan Energy Partners LP

By: Spartan Energy Partners GP LLC, its general partner

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary

Spartan Energy Partners GP LLC

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary